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                                    AMENDMENT

         This Amendment to a certain Right of First Offer Agreement made as of August 4, 1994 by and between Jules F. Knapp ("Knapp") and Pratt & Lambert United, Inc. ("P&L") (the "Right of First Offer Agreement"), is made as of November, 1995 by and between Knapp and P&L.

         WHEREAS, this Amendment is being entered into in order to induce The Sherwin-Williams Company ("SW") to enter into a certain Agreement and Plan of Merger, of even date herewith, among SW, P&L and SWACQ, Inc. ("Merger Agreement").

         NOW, THEREFORE, in consideration of the foregoing and the respective agreements set forth herein and in the Merger Agreement, Knapp and P&L hereby agree as follows:

         Section 1. Section 2 of the Right of First Offer Agreement is hereby amended and restated in full to read as follows:

         Section 2. Termination of Right to Purchase. Knapp's right of purchase pursuant to this Agreement shall expire upon the earlier of (i) three years from the date hereof, (ii) termination of the Shareholder Agreement dated February 25, 1994 by and among P&L, certain shareholders of UCI and certain shareholders of P&L, and (iii) upon consummation of the Offer, as that term is defined in the Merger Agreement, and the payment for all Shares, as that term is defined in the Merger Agreement, tendered in response to the Offer and not withdrawn.

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         Section 2. The Right of First Offer Agreement as so amended remains in full force and effect in accordance with its terms.

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first referred to above.

PRATT & LAMBERT UNITED, INC.
                                                    /s/ JULES F. KNAPP
   /s/ JOSEPH J. CASTIGLIA
By___________________________                      _________________________
    President and Chief                                 Jules F. Knapp
    Executive Officer





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